Hylsamex
Mexico's Steel

File No. 82-4252

November 24, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ______________________
Ismael De La Garza

Encl.

dlw 12/14

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about volumes of its "L" shares traded in the Mexican Stock Exchange on November 24, 2004.	November 24, 2004

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 2865 bytes.

Fecha de recepcion: Nov 24 2004 5:55:42:796PM.

Folio de recepcion: 68593.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Hylsamex, S.A. de C.V.
File No. 82-4252

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-11-24 17:55:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
24/11/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
Monterrey, N.L. Noviembre 24, 2004.- Hylsamex informa que los volúmenes de compra de sus acciones serie "HYLSAMX L" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos de su acción serie L. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

Mercado Exterior:


y
anunciate
aquí...
5500

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 24/11/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

Monterrey, N.L. Noviembre 24, 2004.- Hylsamex informa que los volúmenes de compra de sus acciones serie "HYLSAMX L" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos de su acción serie L. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

MERCADO DEL EXTERIOR :